FOIA CONFIDENTIAL TREATMENT REQUEST

January 10, 2013

Via EDGAR

Attention: Anne Nguyen Parker

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re: Armada Oil, Inc.

Registration Statement on Form S-4

Filed November 29, 2012

File No. 333-185185

Dear Ms. Parker,

We serve as counsel to Armada Oil, Inc. (the “Company”) in connection with the preparation of the above referenced Registration Statement on Form S-4 (the “Form S-4”). Reference is hereby made to the comment letter dated December 21, 2012 (the “Comment Letter”). All capitalized but undefined terms used herein are intended to have the meaning set forth in the Form S-4.

Comment:

General

1. Please ensure consistency of disclosure throughout your registration statement and the related proxy statement filed by Mesa Energy Holdings, Inc. In addition, where comments on the Mesa Energy proxy statement are applicable to disclosure in your registration statement, please make corresponding changes. This will eliminate the need for us to repeat similar comments.

Response:

We have ensured the consistency of the Company’s disclosure throughout the Form S-4 and the related proxy statement filed by Mesa Energy Holdings, Inc. Where comments on the Mesa Energy Holdings, Inc. proxy statement are applicable to disclosure in the Company’s Form S-4, we have made the corresponding changes.

430 Park Avenue, Suite 702, New York, New York 10022

Tel: 212-246-3030 ● Fax: 212-246-3039 ● Web: www.SandCllp.com

Sierchio & Company, LLP

Division of Corporation Finance

Securities and Exchange Commission

January 10, 2013

Comment:

The Acquisition, page 70

Background to the Acquisition, page 70

2. We note your disclosure regarding the presentation provided to the Mesa board of directors by C.K. Cooper on September 24, 2012. Information about any reports, opinions or appraisals that are materially related to the transaction and referred to in your filing is required to be disclosed in the filing, and filed as an exhibit to the registration statement. See Items 4(b) and 21(c) of Form S-4. Please consider the need to provide additional disclosure about the C.K. Cooper presentation and provide us a copy of such presentation for our review.

Response:

Along with this correspondence we are furnishing to the Staff a copy of the presentation provided to the Mesa Energy Holdings, Inc. board of directors by C.K. Cooper on September 24, 2012. The Company, Mesa Energy Holdings, Inc. and C.K. Cooper consider the presentation to include certain confidential information regarding each of the Company and Mesa Energy Holdings, Inc., as well as possible future strategies of the combined entity. The Form S-4 contains much of the information included in the presentation that has not been deemed to be confidential.

Armada hereby requests confidential treatment of the C.K. Cooper presentation dated September 13, 2012, with sequentially numbered pages 1 through 52, under the Freedom of Information Act (“FOIA”) and Rule 83 of the Commission’s Rules of Practice (17 CFR 200.83).

Pursuant to Rule 12b-4, we request that the C.KC Cooper presentation be returned to us when the Staff has completed its review.

Comment:

Material United States Federal Income Tax Consequences of the Acquisition, page 83

3. We note your discussion of the material tax consequences of the acquisition to stockholders, including your disclosure that Armada and Mesa believe that the consummation of the transactions contemplated by the Acquisition Agreement will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. We also note your disclosure regarding the resulting tax effects. It appears that such tax consequences are material to investors. Please obtain and file an opinion of counsel as to the tax consequences. See Item 601(b)(8) of Regulation S-K. Please also refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, at Sections III and IV, available at: http://www.sec.gov/interps/legal/cfslb19.htm.

430 Park Avenue, Suite 702, New York, New York 10022

Tel: 212-246-3030 ● Fax: 212-246-3039 ● Web: www.SandCllp.com

Sierchio & Company, LLP

Division of Corporation Finance

Securities and Exchange Commission

January 10, 2013

Response:

The Company is currently contacting law firms to obtain an opinion of counsel as to the tax consequences of the Acquisition and will amend the Form S-4 to include the opinion of counsel once it has been received.

Comment:

Exhibits

4. We note your references in your filing to the reports of Collarini Associates and Chadwick Energy Consultants, Inc. We also note your references to Moyes & Co. Please file a written consent from each of these companies. See Securities Act Rule 436.

5. We note your disclosure at pages 13-14 regarding the members of the Mesa board of directors who will be appointed to your board of directors in connection with the merger. Please file a written consent from each such member. Refer to Securities Act Rule 438.

Response:

We have amended the Form S-4 to include consents from each of Collarini Associates, Chadwick Energy Consultants, Inc. and members of the Mesa Energy Holdings, Inc. board of directors who will be appointed to the Company’s board of directors after the consummation of the Acquisition.

Comment:

Exhibit 5.1

6. Please obtain and file a revised opinion from counsel that also indicates whether the shares will be legally issued. See Item 601(b)(5) of Regulation S-K.

Response:

We have amended our opinion to indicate that, upon issuance, the shares registered pursuant to the Form S-4 will be “validly issued,” as permitted by Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, at Sections III and IV, available at: http://www.sec.gov/interps/legal/cfslb19.htm.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

430 Park Avenue, Suite 702, New York, New York 10022

Tel: 212-246-3030 ● Fax: 212-246-3039 ● Web: www.SandCllp.com

Sierchio & Company, LLP

Division of Corporation Finance

Securities and Exchange Commission

January 10, 2013

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you wish to further discuss this matter please don’t hesitate to contact me at (212) 246-3030.

Sincerely,

/s/ Joseph Sierchio

Joseph Sierchio

430 Park Avenue, Suite 702, New York, New York 10022

Tel: 212-246-3030 ● Fax: 212-246-3039 ● Web: www.SandCllp.com